TRANSMISSÃO PAULISTA

03 SEP 25 AM 7:21

03032236

Data São Paulo, September 16, 2003 Ref.CT/F/033582003

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Gentleman/Madam:

We are enclosing, a copy of the abstract of the Minutes of Meeting of the Board Directors of Companhia de Transmissão de Energia Elétrica held on September 2003, regarding the approval of credit of Remuneratory Interest on Own Capital, for yo archives. We submit this information to you in order to maintain the exemptio pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely Yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

dlw 9/25

Enclosure: as above mentioned

Copy to: Glorinete Laurentino
The Bank of New York

Rua Bela Cintra, 84
01415-903 - São Paulo - S
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107

TRANSMISSÃO PAULISTA

CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA

CNPJ No. 02.998.611/0001-04

NIRE 35300170571

ABSTRACT OF THE MINUTES OF THE 93rd MEETING OF THE BOARD OF DIRECTORS

On September 8, 2003, at 11:00 a.m., duly called by the Chairman of the Board of Directors, according to article 18 of the Bylaws, in the meeting room at Rua Bela Cintra, 847 - 10th floor, São Paulo, an Ordinary Meeting was held by the below named and signed members of the Board of Directors of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista. In compliance with the legal formalities..., the Chairman of the Board of Directors, Mr. Mauro Guilherme Jardim Arce, opened the meeting, justifying the absence of the Councilmembers Mr. Eduardo Refinetti Guardia, Mr. Luiz de Freitas Bueno and Mr. Norberto de Franco Medeiros. .... Following, the Chairman of the Board of Directors passed on to **item II** of the agenda, **"Credit of remuneratory interest on own capital"**, asking the Chief Financial Office and Investors Relations Director, Mr. Cláudio Cintrão Forghieri, to submit the matter, what was made based on the Resolution of the Executive Committee No. 899/03/191st, of 09/03/2003, on the Proposal to the Board of Directors and on the transparent sheets shown, that make part of the documents of the meeting. The matter was put to discussion and following to voting, resulting unanimously **approved** the credit to the shareholders, on 09/30/2003, of remuneratory interest on own capital in the amount of R$ 78,849,000.00, according to Law No. 9.249/95 and paragraph 3 of article 31 of the Bylaws, for payment in a date to be opportunely defined by the Board of Directors from the proposal of the Executive Committee.. ....

These minutes, after approved, were signed by the members of the Board of Directors present. Mauro Guilherme Jardim Arce - Chairman, Ruy Martins Altenfelder Silva, Alexandre Magalhães da Silveira, Alexandre Ribeiro Motta, Carlos Pedro Jens, Claudia Maria Costin, Fernando Carvalho Braga, Fernando José Tenório Acosta, Fernando

TRANSMISSÃO PAULISTA

Maida Dall'Acqua, Lucia Maria Dal Medico, Miguel Carlos Fontoura da Silva Kozma, Nelson Vieira Barreira and Silvio Aleixo.

São Paulo, September 8, 2003

Mauro Guilherme Jardim Arce Chairman of the Board of Directors	Ligia Ourives da Cruz Ferreira Executive Secretary of the Board of Directors

TRANSMISSÃO
PAULISTA

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
Open Capital Company – CNPJ 02.998.611/0001-04

Relevant Fact

We inform the shareholders that the Board of Directors, in a meeting held on 09/08/2003, deliberated on the destination of interest on own capital in the amount of R$ 78,849,000.00, corresponding to R$ 0.5281775 per lot of a thousand shares, as provided for in § 3, of article 31, of the Bylaws of the Company and in § 7, of article 9, of Law No. 9249/95, observing that:

1. the book credit shall be made on 09/30/2003, and the income tax collection shall be made according to the legislation in effect, except for the legal entities exempted, through the remittance of a certified copy of the delivery receipt of the income tax exemption statement - legal entity, or the option for the special system of taxation (MP (Provisional Remedy) 2222/01), until 09/23/2003 to CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, at Rua Bela Cintra, 847, 6º andar, CEP 01415-903;
2. the Shareholders stated in the share position ascertained on 09/18/2003 shall be entitled to the interest on own capital, being the shares negotiated as from 09/19/2003 in the Stock Exchanges considered "ex-interest on own capital";
3. the value regarding the payment of the interest above may be deducted from the amount of dividends to be paid, as granted by the legislation and Bylaws of the Company; and
4. the date for the financial availability of the respective amounts of interest to the shareholders shall be opportunely defined by the Board of Directors and divulged to the market.

Credit of Interest on Own Capital

The shareholders will receive the credit according to the record supplied to Banco Itaú S/A, depositary institution of the shares of this Company. The shareholders whose register is not updated (does not have the number of CPF/CNPJ, or banking credit option) will have their revenue credited within 3 (three) working days after their register updating. In this case, the updating may be made in the below mentioned branches or through correspondence addressed to the *Superintendência de Serviços de Ações e Debêntures* (Shares and Debentures Services Superintendence), at Av. Engenheiro Armando de Arruda Pereira, 707 - São Paulo - SP, CEP 04344-902. The shareholders that use fiduciary custody will have the credit of the revenue made according to record supplied to the Stock Exchanges. There will be no monetary adjustment of the values to be paid.

Branches of Banco Itaú S/A

São Paulo (SP) - Rua Boa Vista, 180 - subsolo, fone: (0XX11) 3247-3138 /9;
Rio de Janeiro (RJ) - Rua 7 de Setembro, 99 - subsolo, fone: (0XX21) 2202-2592 /3;
Belo Horizonte (MG) - Av. João Pinheiro, 195 - térreo, fone: (0XX31) 3249-3524/34;
Brasília (DF) - SC Sul Quadra 3 - Ed. Dona Ângela - térreo, fone: (0XX61) 225-3312;
Curitiba (PR) - Rua João Negrão, 65, fone: (0XX41) 320-4128/9;
Porto Alegre (RS) - Rua 7 de Setembro, 746 - sobreloja, fone: (0XX51) 3210-9150/1;
Salvador (BA) - Av. Estados Unidos, 50 - 2° andar, fone: (0XX71) 319-8067/10.

São Paulo, September 8, 2003

Cláudio Cintrão Forghieri
Chief Financial Officer and Investors Relation Director